UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2020
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For immediate release

Shipping Industry To Welcome New, Lower Emission, Methanol Dual-Fuel Vessels
Waterfront Shipping renews fleet with 8 new methanol dual-fuel vessels

VANCOUVER, BRITISH COLUMBIA (November 30, 2020) – Waterfront Shipping Company Ltd. (WFS), a wholly-owned subsidiary of Methanex Corporation, is pleased to announce the addition of eight new methanol dual-fuel vessels to its fleet. These vessels are part of the company’s fleet renewal program which continually replaces older vessels with newer more efficient ones strengthening its commitment to safe, responsible and reliable transport of cargo.

In partnership with Marinvest/Skagerack Invest (Marinvest), Nippon Yusen Kaisha (NYK), Meiji Shipping Co., Ltd. (Meiji Shipping), KSS Line Ltd. and Mitsui O.S.K. Lines, Ltd. (MOL), these vessels will add to WFS’s existing fleet of 11 methanol-fuelled ships, which have been recognized by the marine industry for their use of clean-burning methanol as a lower emission fuel. Having surpassed more than 90,000 combined operating hours, the vessels have proven methanol as a viable marine fuel solution; it’s compliant with the most stringent emissions regulations without the need for exhaust gas after-treatment and meets IMO Tier III NOx emissions standards. As a marine fuel, methanol also reduces in-sector CO2 emissions by up to 15% when compared to conventional marine fuels.

“We are proud that approximately 60 percent of our 30-ship fleet will be powered by lower emission, methanol-fuel technology upon delivery of this latest order,” said Paul Hexter, President, Waterfront Shipping Ltd. “Having operated methanol-fuelled vessels for over four years now, we know that methanol is a practical, cost-competitive and safe marine fuel for the commercial shipping industry in the post-IMO 2020 marketplace. We are excited to be expanding our methanol-fuelled fleet with these new vessels that benefit from the latest technological advances to optimize engine efficiency and performance.”

The eight, 49,999 deadweight tonne vessels will be built in South Korea at Hyundai Mipo Dockyard and delivered to WFS between 2021 and 2023. Designed with the MAN second-generation B&W ME-LGIM two-stroke dual-fuel engines, the vessels can run on methanol or traditional marine fuels allowing for fuel flexibility. In addition, methanol can be produced from renewable sources offering a pathway to meet the IMO’s decarbonization goals without further investment or compatability issues with the current dual-fuel engine technology.

Marinvest’s Chairman, Patrik Mossberg added, “Our first two methanol-powered ships were delivered in 2016, with an additional two delivered in 2019. We’ve had exceptional performance from the vessels during their time in operation—both in reliability and efficiency when running on methanol. As ship owners, it is important that we, at Marinvest, spread awareness across the industry of the success of methanol as a simple to adopt, cost-competitive, future-proofed marine fuel.”

Methanol is one of the world’s most widely traded chemicals and is readily available at almost 90 of the top 100 ports worldwide. As a liquid fuel, established bunkering infrastructure for traditional marine fuels can easily be converted to use methanol. According to the IMO, “methanol is estimated as the fourth most significant marine fuel used and is growing.” Waterfront Shipping’s addition of new methanol-fuelled vessels will support this growing global demand.

“MAN developed the ME-LGI engine concept in response to interest from the shipping world to operate on alternatives to heavy fuel oil,” said Thomas S Hansen, Head of Two-Stroke Promotion & Customer Support at MAN Energy Solutions. “The ME-LGIM dual-fuel engine operates on methanol, heavy fuel oil (HFO), marine diesel oil (MDO) or marine gas oil (MGO). When operating on methanol, the engine uses HFO, MDO or MGO as a pilot fuel, significantly reducing emissions of NOx , SOx, CO2 and PM. Any operational switch between methanol and other fuels is seamless.”

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About Waterfront Shipping
Waterfront Shipping, a wholly-owned subsidiary of Methanex Corporation, is a global marine transportation company specializing in the safe, responsible and reliable transport of bulk chemicals and clean petroleum products to major international markets in North America, Asia Pacific, Europe and Latin America. Waterfront Shipping operates the world's largest methanol ocean tanker fleet with its fleet comprising vessels from 3,000 to 50,000 deadweight tonnes. Its fleet of 30 modern, deep sea tankers forms a seamless transportation network dedicated to keeping an uninterrupted flow of methanol moving to storage terminals and customers' plant sites around the world. For more information, please visit www.wfs-cl.com/.

About Methanex Corporation
Methanex is a Vancouver-based, publicly-traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the

Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

About MAN Energy Solutions
MAN Energy Solutions enables its customers to achieve sustainable value creation in the transition towards a carbon-neutral future. Addressing tomorrow’s challenges within the marine, energy and industrial sectors, we improve efficiency and performance at a systemic level. Leading the way in advanced engineering for more than 250 years, we provide a unique portfolio of technologies. Headquartered in Germany, MAN Energy Solutions employs some 14,000 people at over 120 sites globally. www.man-es.com

About Marinvest/Skagerack Invest
Marinvest is a private shipping and investment group, part owners and managers of product and chemical tankers. Holdings include investments in tankers of about 80,000 dwt, chemical tankers between 20,000 to 50,000 dwt, a developing coastal shipping company and real estate. For more information, please visit www.marinvest.se.

About Nippon Yusen Kaisha (NYK)
Nippon Yusen Kabushiki Kaisha (NYK) was founded in 1885 and is one of the world's leading transportation companies. At the end of March 2020, the NYK Group was operating 784 major ocean vessels, as well as fleets of planes and trucks. The NYK Group is based in Tokyo, employs about 35,000 people worldwide, and has regional headquarters in London, New York / New Jersey, Singapore, and Shanghai. In accordance with its medium-term management plan “Staying Ahead 2022 with Digitalization and Green”, the company is promoting digitalization and green initiatives in an effort to optimize the overall supply chain and create new value in the environmental field while working to strengthen the group’s ability to ensure stable revenue and withstand business downturns — thus realizing the company’s basic philosophy of “Bringing value to life” and contributing to the betterment of societies.For more information, please visit www.nyk.com/english/group.

About Meiji Shipping Co. Ltd.
Meiji Shipping Co., Ltd. and its group companies are one of the largest pure tonnage providers in Japan, founded in 1911. The companies own more than 60 vessels to cover a lot of ground such as VLCC, Aframax, LR/MR, Chemical Tanker, mega-container ships, PCTC, VLGC, LNGC and various size of bulk carriers with all of them are technically managed by its in-house ship manager “MMS” and locate offices not only in Japan, but also in Singapore, the Netherlands, India and Philippines to provide successive service to customers. For more information please visit www.meiji-group.com

About Mitsui O.S.K. Lines, Ltd.
Mitsui O.S.K. Lines, Ltd., founded in 1884, is one of the top shipping companies headquartered in Tokyo, Japan. The company operates more than 900 vessels, from containerships to tramp vessels and specialized carriers for cargoes including automobiles, iron ore, coal, wood chips, crude oil, liquefied natural gas (LNG) and chemicals. For more information, please visit www.mol.co.jp/en

About KSS Line Ltd.
KSS Line Ltd. is a Korea-based shipping company founded in 1969. The Company mainly transports petrochemical products, gas and chemical cargoes, including liquefied petroleum gas (LPG), liquefied natural gas (LNG), ammonia gas, methanol, naphtha, BTX, base oil and others. For more information, please visit www.kssline.com

For further information, contact:

Investor Inquiries
Kim Campbell, Director, Investor Relations
+1-604 661 2600 or Toll Free: 1 800 661 8851

Media Inquiries
Nina Ng, Manager, Global Communications
+1-604 661 2600 or Toll Free: 1 800 661 8851

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: November 30, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary